Proxy Results

A special meeting of the Feeder Funds’ Members was held on March 25, 2013 to consider approving the following proposals: (i) to change the Funds’ classification from a “diversified” fund to a “non-diversified” fund (the “Reclassification”), as such terms are defined in the Investment Company Act of 1940, as amended, and (ii) to approve the New Agreement between the Manager and the Sub-Adviser.

The following table illustrates the specifics of the vote with respect to the Reclassification:

Net Asset Value	For	Against	Abstain

Rochdale High Yield Alternative Strategies Fund LLC	8,091,235	–	730,809
Rochdale High Yield Alternative Strategies Fund TEI LLC	14,435,757	–	1,652,258

The following table illustrates the specifics of the vote with respect to the New Agreement:

Net Asset Value	For	Against	Abstain

Rochdale High Yield Alternative Strategies Fund LLC	8,091,235	–	730,809
Rochdale High Yield Alternative Strategies Fund TEI LLC	14,435,757	–	1,652,258

A joint special meeting of Members of the Feeder Funds was held on March 28, 2013 to consider approving Irwin G. Barnet, Esq., Andrew S. Clare, Daniel A. Hanwacker, Jon C. Hunt, Vernon C. Kozlen, Jay C. Nadel, William R. Sweet and James R. Wolford (collectively, the “Candidates”) as members of the Board of Directors.

The following table illustrates the specifics of the vote with respect to the election of the Candidates:

Units of	For	Against	Abstain

Rochdale High Yield Alternative Strategies Fund LLC	1,668.05	–	161.17
Rochdale High Yield Alternative Strategies Fund TEI LLC	2,985.20	–	347.23